PRESS RELEASE

Banro Provides Information for Holders of Series A Preference Shares of
Banro and Preferred Shares of Banro Group (Barbados) Limited

Toronto, Canada – March 5, 2015 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) and holders of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) of the following information necessary to calculate the amount of dividends payable on such shares in respect of the September 30, 2014 Dividend Payment Date (the “Subject Accrued Dividends”). This information is being provided as per the requirements of the articles of Banro and Banro Group (Barbados) Limited. Defined terms in this press release which are not otherwise defined shall have the meaning given to them in such articles.

  The simple average of the Reference Gold Price during the three-month period ending on June 30, 2014 is US$1,289.

  The Relevant Number for the purposes of the calculation of the Dividend Liquidation Preference is 0.017501.

  There were no dividends accrued and unpaid on the Banro Series A Shares or the Barbados Preferred Shares immediately prior to September 30, 2014.

  The Monthly Production Level for the second quarter of 2014 was 7,630 ounces of gold per month, such that the Annual Dividend Yield in respect of the September 30, 2014 Dividend Payment Date is 10.0%.

It is expected that the Subject Accrued Dividends will be paid on March 20, 2015.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit the Banro website at www.banro.com, or contact:
Naomi Nemeth, Banro Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, IR@banro.com, and follow Banro on Twitter @banrocorp.